FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          JUNE 2006

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       [_]              No        [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


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                                TABLE OF CONTENTS

Document 1                 News Release dated June 23, 2006
Docyment 2                 Material Change Report dated June 23, 2006


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                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE                                         www.amadorgold.com
JUNE 23, 2006                                                          TSXV: AGX

                         ANDERSON LAKE PROPERTY ACQUIRED

AMADOR GOLD CORP. (TSXV: AGX) is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Anderson Lake Property, located about 45 km east of Thunder Bay, Ontario. Consideration for the Property consists of $142,000, 300,000 shares and a work commitment of $160,000 all over a period of four years. There is a 3% net smelter return payable, of which two-thirds may be purchased for $1,500,000. Advance royalty payments of $15,000 per year will commence on the fifth year anniversary date of signing the agreement.

The Anderson Lake Property is accessible by highway, secondary gravel roads and an ATV trail. A power line is located adjacent to the south east corner of the property.

The property is underlain by Precambrian highly altered sediments (biotite-schist) and granite. Molybdenite mineralization is associated with pegmatite dykes along the sediment granite contact. The property has seen very limited exploration since it was first trenched in the late 1930's. Historical trenching traced molybdenite mineralization for more that 790 metres along strike with the average true width of the mineralized zone reported at 12.8 metres.

Eighteen holes were drilled in 1958. The mineralized zone was found to strike north-south with a 40 degree dip to the east. Hole 8 reportedly intersected a high grade zone assaying 16.63% molybdenite over 2.13 metres of core length.

Amador plans to re-open historical trenches and strip new areas to map and sample in order to produce an average grade for the zone. Drilling to define a resource will be considered based on the results of surface sampling.

ON BEHALF OF THE BOARD

/S/ RICHARD W. HUGHES
---------------------------
Richard W. Hughes
President

FURTHER INFORMATION CAN BE FOUND ON THE COMPANY'S WEB-SITE AT www.amadorgold.com


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                                                                      DOCUMENT 2

                             MATERIAL CHANGE REPORT

TO:               British Columbia Securities Commission
                  Alberta Securities Commission

ITEM 1.           NAME AND ADDRESS OF COMPANY

                  Amador Gold Corp.
                  711 - 675 West Hastings Street
                  Vancouver, British Columbia
                  V6B 1N2

ITEM 2.           DATE OF MATERIAL CHANGE:

                  June 23, 2006

ITEM 3.           NEWS RELEASE

                  The press release was issued on June 23, 2006 in Vancouver, Canada.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  The Company announced the acquisition of a 100% interest in the Anderson Lake Property, located about 45 km east of Thunder Bay, Ontario.

ITEM. 5           FULL DESCRIPTION OF MATERIAL CHANGE

                  The Company announced, announce, subject to regulatory approval, the acquisition of a 100% interest in the Anderson Lake Property, located about 45 km east of Thunder Bay, Ontario. Consideration for the Property consists of $142,000, 300,000 shares and a work commitment of $160,000 all over a period of four years. There is a 3% net smelter return payable, of which two-thirds may be purchased for $1,500,000. Advance royalty payments of $15,000 per year will commence on the fifth year anniversary date of signing the agreement.

                  The Anderson Lake Property is accessible by highway, secondary gravel roads and an ATV trail. A power line is located adjacent to the south east corner of the property.

                  The property is underlain by Precambrian highly altered sediments (biotite-schist) and granite. Molybdenite mineralization is associated with pegmatite dykes along the sediment granite contact. The property has seen very limited exploration since it was first trenched in the late 1930's. Historical trenching traced molybdenite mineralization for more that 790 metres along strike with the average true width of the mineralized zone reported at 12.8 metres.

                  Eighteen holes were drilled in 1958. The mineralized zone was found to strike north-south with a 40 degree dip to the east. Hole 8 reportedly intersected a high grade zone assaying 16.63% molybdenite over 2.13 metres of core length.

                  Amador plans to re-open historical trenches and strip new areas to map and sample in order to produce an average grade for the zone. Drilling to define a resource will be considered based on the results of surface sampling.


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ITEM 6.           RELIANCE ON  SUBSECTION  7.1(2) OR (3) OF NATIONAL  INSTRUMENT
                  51-102

                  Not   applicable.   This  report  is  not  being  filed  on  a
                  confidential basis.

ITEM 7.           OMITTED INFORMATION

                  Not applicable.

ITEM 8.           EXECUTIVE OFFICER

                  Richard Hughes
                  President
                  Telephone:  604) 685-2222

ITEM 9.           DATE OF REPORT

                  Dated at Vancouver, British Columbia this 23rd day of June, 2006.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AMADOR GOLD CORP.
                                        (Registrant)


Date:    June 26, 2006                  BY:  /S/ BEVERLY J. BULLOCK
                                        ---------------------------------------
                                        Beverly J. Bullock, Corporate Secretary